Exhibit 7.1

CHIEF FINANCIAL OFFICER AGREEMENT

THIS AGREEMENT is dated as of June 29, 2016 (the “Effective Date”), by and between Medivie USA Inc., a Nevada corporation, (the "Company"), and Mark Corrao (the "CFO") (the CFO and Company each a “Party” and collectively the “Parties”).

WHEREAS, the Company desires to employ the CFO, and the CFO desires to be employed by the Company, upon the terms and conditions set forth herein.

NOW, THEREFORE, upon the terms and conditions set forth in this Agreement, and in consideration of the premises and the mutual covenants set forth below, the Parties hereby agree as follows:

1. Appointment. The Company hereby appoints the CFO to act as the Company’s Chief Financial Officer and the CFO hereby accepts such appointment, on the terms and conditions set forth below.

2. Position and Duties. The CFO shall serve as the Chief Financial Officer of the Company, with such duties, authority and responsibilities as are normally associated with and appropriate for such position as determined by the Chief Executive Officer of the Company. The CFO shall devote such working time, attention and energies (other than absences due to illness or vacation) as necessary for the performance of his duties for the Company.

3. Place of Performance. The CFO shall perform his duties at such place of the CFO’s choosing, and shall not be required to relocate to any other location.

4. Compensation.

(a)	Beginning upon the Effective Date, the Company shall pay the CFO a salary at a rate of $500 per month through completion of the Company’s securities offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “Offering”).

(b)	After completion of the Offering, the Company shall pay the CFO at a rate and upon terms to be agreed upon by the Parties.

5. Termination. The appointment contemplated hereunder is an at-will appointment and, as such, the Company shall have the right to immediately terminate the CFO's appointment at any time, with or without cause.

6. Confidential Information. Except as may be required or appropriate in connection with his carrying out his duties under this Agreement, the CFO shall not, without the prior written consent of the Company or as may otherwise be required by law or any legal process, or as is necessary in connection with any adversarial proceeding against the Company (in which case the CFO shall cooperate with the Company in obtaining a protective order at the Company's expense against disclosure by a court of competent jurisdiction), communicate, to anyone other than the Company and those designated by the Company or on behalf of the Company in the furtherance of its business or to perform his duties hereunder, any trade secrets, confidential information, knowledge or data relating to the Company and its businesses and investments, obtained by the CFO during the CFO's Appointment by the Company and that is not generally available public knowledge (other than by acts by the CFO in violation of this Agreement).

7. Injunctive Relief. In the event of a breach or threatened breach of this Section 6, the CFO agrees that the Company shall be entitled to injunctive relief in a court of appropriate jurisdiction to remedy any such breach or threatened breach, the CFO acknowledging that damages would be inadequate and insufficient.

8. Successors; Binding Agreement.

CFO's Successors. No rights or obligations of the CFO under this Agreement may be assigned or transferred by the CFO other than his rights to payments or benefits hereunder, which may be transferred only by will or the laws of descent and distribution.

9. Notice. For the purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered either personally or by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

If to the CFO:

Mark Corrao

156 Marisa Circe

Staten Island NY 10309

If to the Company:

Medivie USA Inc.

11319 Maple Street

Los Alamitos, CA 90720

10. Miscellaneous. No provisions of this Agreement may be amended, modified, or waived unless such amendment or modification is agreed to in writing signed by the CFO and by a duly authorized officer of the Company, and such waiver is set forth in writing and signed by the party to be charged. No waiver by either party hereto at any time of any breach by the other party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. The respective rights and obligations of the parties hereunder of this Agreement shall survive the CFO's termination of Appointment and the termination of this Agreement to the extent necessary for the intended preservation of such rights and obligations. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York without regard to its conflicts of law principles. Any action to enforce the terms and conditions of this Agreement shall be brought in the New York State courts in and for the City of New York, New York.

11. Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

12. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

13. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any CFO, employee or representative of any party hereto in respect of such subject matter. Any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and canceled.

14. Section Headings. The section headings in this Appointment Agreement are for convenience of reference only, and they form no part of this Agreement and shall not affect its interpretation.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

CFO:	COMPANY:

MEDIVIE USA INC.

By: Mark Corrao	By: Benjamin Rael-Brook

Chief Executive Officer